EXHIBIT 21.1

SUBSIDIARIES OF THE REGISTRANT

	State of their jurisdiction of incorporation or organization	Other names under which subsidiary does business

Name of subsidiary
Crexendo Business Solutions, Inc.	Arizona	None
Crexendo International, Inc.	Arizona	None
StoresOnline, Inc	Delaware	None
Avail 24/7, Inc.	Delaware	None
StoresOnline International Canada, ULC	Canada	None